SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated 1 March 2006 relating to the reorganization of the Company’s India interests.

1.2	Press Release dated 2 March 2006 relating to the reorganization of the Company’s India interests.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

CONNECTED TRANSACTIONS

Independent financial adviser to

the Independent Board Committee and the Independent Shareholders of

Hutchison Telecommunications International Limited

Following the Indian Government’s announcement on new FDI Rules, the HTIL Group and the Kotak Group undertook a review of the JV Companies in advance and anticipation of the listing of Hutchison Essar’s shares as contemplated by its shareholders as well as current and future compliance with the new FDI Rules.

The Board now announces that the above objectives are to be achieved by (i) the disposal by the Kotak Group of its entire interests, and the acquisition by Investco 1 and Investco 2 of an interest, in the JV Companies; and (ii) simplification of the ownership structure of the JV Companies through the acquisition by the JV Companies of all outstanding shares in JKF, UMTI and Telematics from the Kotak Group and the HTIL Group. In consideration of HTIL agreeing to provide credit support for the funding of Investco 1 and Investco 2 in the Investco 1 Subscription and the Investco 2 Acquisition, put and call options to acquire equity interests in or held by Investco 1, Investco 2, Investco 1 Holdco and Investco 2 Holdco have been granted to and by the HTIL Group at completion of the Reorganisation.

Following the Reorganisation, the HTIL Group continues to hold, through wholly owned subsidiaries, an aggregate direct equity interest of 42.34% of Hutchison Essar. The HTIL Group will also continue to hold an indirect interest in Hutchison Essar through the JV Companies, being non-wholly owned subsidiaries of HTIL, which hold an aggregate equity interest of 19.54% of Hutchison Essar. Of that 19.54% interest, Investco 1 and Investco 2, which are indirectly wholly owned by resident Indian citizens, have an aggregate equity interest of 12.26% of Hutchison Essar. The Board has been advised and has concluded that Investco 1 and Investco 2 will be, TII (together with the other JV Companies) and Hutchison Essar will continue to be, consolidated as subsidiaries of HTIL under both Hong Kong GAAP and US GAAP following the Reorganisation.

The Transactions constitute connected transactions for HTIL which are subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules. HTIL has obtained a written approval of the Transactions from a closely allied group of shareholders of HTIL who in aggregate hold approximately 50.3% in nominal value of the securities giving the right to attend and vote at any general meeting of HTIL. HTIL has applied to the Stock Exchange for a waiver from the requirement to hold a general meeting of the HTIL shareholders and permission for the independent shareholders’ approval of the Transactions to be given in writing.

The Independent Board Committee has been formed to give an opinion to the Independent Shareholders in connection with the Transactions after taking into account the opinion to be issued by Somerley, the Independent Financial Adviser appointed to issue an opinion to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Transactions are fair and reasonable and in the interests of HTIL and its shareholders as a whole. A circular giving further details of the Transactions, including an opinion from the Independent Board Committee regarding the Transactions to the Independent Shareholders and an opinion from Somerley to the Independent Board Committee and the Independent Shareholders is expected to be despatched to the HTIL shareholders as soon as reasonably practicable.

REORGANISATION OF HTIL’S INDIA INTERESTS

INTRODUCTION

Following the Indian Government’s announcement on new FDI Rules, the HTIL Group and the Kotak Group undertook a review of the holding structure for their respective interests in Hutchison Essar in advance and anticipation of the listing of Hutchison Essar’s shares as contemplated by its shareholders as well as current and future compliance with the new FDI Rules.

The Board now announces that the above objectives are to be achieved by (i) the disposal by the Kotak Group of its interests, and the acquisition by Investco 1 and Investco 2 of an interest, in the JV Companies; and (ii) simplification of the ownership structure of the JV Companies through the acquisition by the JV Companies of all outstanding shares in JKF, UMTI and Telematics from the Kotak Group and the HTIL Group. In consideration of HTIL agreeing to provide credit support for the funding of Investco 1 and Investco 2 in the Investco 1 Subscription and the Investco 2 Acquisition, put and call options to acquire equity interests in or held by Investco 1, Investco 2, Investco 1 Holdco and Investco 2 Holdco have been granted to and by the HTIL Group at completion of the Reorganisation.

The Reorganisation is comprised of (i) the JV Companies Transactions, (ii) the Investco 1 Subscription; and (iii) the Investco 2 Acquisition.

JV COMPANIES TRANSACTIONS

On 1 March 2006, the following agreements for sale and purchase of shares in the JV Companies were entered into:

Vendor	Purchaser	Percentage interest in total issued share capital of relevant JV Company	Consideration for sale of shares in the relevant JV Company

ATIM	JKF	49% of UMTI	INR3,195,610,259 (or approximately US$72 million or HK$558.7 million)

ATIM	UMTI	49% of Telematics	INR6,224,822,756 (approximately US$140 million or HK$1,088 million)

Kotak Group	TII	an aggregate of 64% of issued JKF Ordinary Shares	an aggregate of INR2,247,303,344 (or approximately US$50.6 million or HK$393 million), as to an aggregate of INR1,264,108,131 (approximately US$28.5 million or HK$221 million) to the KMCC Group and the balance of INR983,195,213 (approximately US$22.2 million or HK$172 million) to Komaf

The consideration for each of the JKF Acquisition, the UMTI Acquisition and the Telematics Acquisition was arrived at after arm’s length negotiations and is based on an adjusted net asset value of JKF, UMTI and Telematics respectively having regard to a recent independent third party valuation of Hutchison Essar’s ordinary shares that represent their principal assets.

Following completion of the JV Companies Transactions (i) JKF, UMTI and Telematics will become wholly owned subsidiaries of TII; and (ii) the shareholders’ agreements in relation to each of those companies respectively shall be terminated. Upon termination of these shareholders’ agreements, all put and call options granted to or by the HTIL Group by or to the Kotak Group thereunder in respect of shares of JKF, UMTI and Telematics are also terminated.

INVESTCO 1 SUBSCRIPTION

On 1 March 2006, Investco 1 entered into an agreement for, and completed, the subscription of new TII Shares representing 23.97% of the enlarged ordinary issued share capital of TII for a cash consideration of INR4,898,579,655 (approximately US$110.4 million or HK$856.4 million). The subscription amount was arrived at after arm’s length negotiations and is based on an adjusted net asset value of TII having regard to a recent independent third party valuation of Hutchison Essar’s ordinary shares that represent their principal assets. After completion of the Investco 1 Subscription, the issued share capital of TII is comprised of 5,637 TII Preference Shares all held by CGP, a wholly owned subsidiary of HTIL, and 5,320,926 TII Shares.

The cash consideration of the Investco 1 Subscription was funded by the Investco 1 Term Loan Facility secured by pledges over Investco 1’s TII Shares acquired, shares held by AGCo in Investco 1 Holdco and shares held by Investco 1 Holdco in Investco 1, and by the Investco 1 SBLC. The Investco 1 SBLC was issued by the Investco 1 SBLC Issuer at the request of HTIL pursuant to the Investco 1 SBLC Facility. Both the Investco 1 Term Loan Facility and the Investco 1 SBLC Facility are on normal commercial terms.

In consideration of HTIL agreeing to provide to Investco 1 the credit support for the Investco 1 Term Loan:

(1)	Investco 1 has granted to the HTIL Group the Investco 1 Subscription Option. Such option is exercisable by the HTIL Group at any time for a period of ten years from 1 March 2006 at a subscription price equal to the par value of the Investco 1 shares. In addition, Investco 1 may require the HTIL Group to exercise the Investco 1 Subscription Option if Investco 1 has received a notice of default under the Investco 1 Term Loan Facility; and

(2)	AGCo, an indirect holding company of Investco 1, has granted to the HTIL Group the Investco 1 Holdco Call Option which may be exercised at any time after the HTIL Group (i) has exercised the Investco 1 Subscription Option which would result in the HTIL Group, in aggregate, holding more than 50% of the issued share capital of Investco 1, (ii) has exercised the TII Subscription Option which would result in the HTIL Group, in aggregate, holding more than 50% of the issued ordinary share capital of TII, or (iii) becomes eligible under all applicable Indian laws and regulations to hold the Investco 1 Subscription Shares. The strike price under the Investco 1 Holdco Call Option is the fair market value as agreed by the parties or if the parties are unable to agree, as determined in accordance with a pre-agreed formula set out in the agreement granting the option. In consideration of the granting of the Investco 1 Holdco Call Option to the HTIL Group, the HTIL Group has granted the Investco 1 Holdco Put Option to AGCo. The Investco 1 Holdco Put Option may be exercised in the same circumstances as the Investco 1 Holdco Call Option in addition to any time after the HTIL Group has transferred the Investco 1 Subscription Option to a party eligible under all applicable Indian laws and regulations to hold the Investco 1 Subscription Shares or if Investco 1 has received a notice of default under the Investco 1 Term Loan Facility. The strike price under the Investco 1 Holdco Put Option is determined in the same manner as the strike price in respect of the Investco 1 Holdco Call Option.

INVESTCO 2 ACQUISITION

On 1 March 2006, Investco 2 entered into agreement for, and completed, the acquisition of all TII Shares held by the Kotak Group.

The cash consideration of the Investco 2 Acquisition was substantially funded by the Investco 2 Term Loan Facility secured by pledges over Investco 2’s TII Shares acquired, shares held by ASCo in Investco 2 Holdco and shares held by Investco 2 Holdco in Investco 2, and by the Investco 2 SBLC. The Investco 2 SBLC was issued by the Investco 2 SBLC Issuer at the request of HTIL pursuant to the Investco 2 SBLC Facility. Both the Investco 2 Term Loan Facility and the Investco 2 SBLC Facility are on normal commercial terms.

In consideration of HTIL agreeing to provide to Investco 2 the credit support for the Investco 2 Term Loan:

(1)	Investco 2 has granted to the HTIL Group the Investco 2 Subscription Option. Such option is exercisable by the HTIL Group at any time for a period of ten years from 1 March 2006 at a subscription price of par value of Investco 2 shares. In addition, Investco 2 may require the HTIL Group to exercise the Investco 2 Subscription Option if Investco 2 has received a notice of default under the Investco 2 Term Loan Facility; and

(2)	ASCo, an indirect holding company of Investco 2, has granted to the HTIL Group the Investco 2 Holdco Call Option which may be exercised at any time after the HTIL Group (i) has exercised the Investco 2 Subscription Option which would result in the HTIL Group, in aggregate, holding more than 50% of the issued share capital of Investco 2, (ii) has exercised the TII Subscription Option which would result in the HTIL Group, in aggregate, holding more than

50% of the issued ordinary share capital of TII, or (iii) becomes eligible under all applicable Indian laws and regulations to hold the Investco 2 Subscription Shares. The strike price under the Investco 2 Holdco Call Option is the fair market value as agreed by the parties or if the parties are unable to agree, as determined in accordance with a pre-agreed formula set out in the agreement granting the option. In consideration of the granting of the Investco 2 Holdco Call Option to the HTIL Group, the HTIL Group has granted ASCo the Investco 2 Holdco Put Option. The Investco 2 Holdco Put Option may be exercised in the same circumstances as the Investco 2 Holdco Call Option in addition to any time after the HTIL Group has transferred the Investco 2 Subscription Option to a party eligible under all applicable Indian laws and regulations to hold the Investco 2 Subscription Shares or if Investco 2 has received a notice of default under the Investco 2 Term Loan Facility. The strike price under the Investco 2 Holdco Put Option is determined in the same manner as the strike price in respect of the Investco 2 Holdco Call Option.

NEW TII SHAREHOLDERS’ AGREEMENT

Following the Reorganisation (and completion of the JKF Preference Share Subscription), the issued TII Shares are held as to 23.97% by Investco 1, 38.78% by Investco 2 and 37.25% by the HTIL Group, the issued TII Preference Shares are all held by the HTIL Group and such shareholding structure can be diagrammatically represented as follows:

At completion of the Reorganisation, the three shareholders of TII and TII entered into the TII Shareholders’ Agreement which, among other things, provides:

(i)	for the grant by TII to the HTIL Group of an option to subscribe for new TII Shares as will represent up to 25% of the enlarged ordinary share capital of TII (the “TII Subscription Option”);

(ii)	for the grant by Investco 1 to the HTIL Group of an option to acquire all TII Shares held by Investco 1 (the “Investco 1 TII Call Option”);

(iii)	for the grant by the HTIL Group to Investco 1 of an option to sell all TII Shares held by Investco 1 (the “Investco 1 TII Put Option”);

(iv)	for the grant by Investco 2 to the HTIL Group of an option to acquire all TII Shares held by Investco 2 (the “Investco 2 TII Call Option”);

(v)	for the grant by the HTIL Group to Investco 2 of an option to sell all TII Shares held by Investco 2 (the “Investco 2 TII Put Option”);

(vi)	so long as TII has the right to appoint two directors to the board of directors of Hutchison Essar, Investco 2 and the HTIL Group shall each have the right to nominate one such director; and

(vii)	Investco 1 and Investco 2 shall at all times be held (whether beneficially or directly) as to 100% by resident Indian citizens.

Each of the TII Subscription Option, the Investco 1 TII Put Option, the Investco 1 TII Call Option, the Investco 2 TII Put Option and the Investco 2 TII Call Option is exercisable at any time at a strike price equal to the fair market value of the TII Shares as agreed by the parties or, failing which agreement, as determined by a specified independent investment bank.

JKF PREFERENCE SHARE SUBSCRIPTION

On 1 March 2006, CGP, an indirect wholly owned subsidiary of HTIL, entered into an agreement for, and completed, the subscription of 7,500 new JKF Preference Shares at a cash subscription price of INR7,500 million (approximately US$167.5 million or HK$1,300 million). Completion of the JKF Preference Share Subscription occurred on 1 March 2006. The subscription price was paid in full at the time of subscription. The JKF Preference Shares are non-voting (except in limited defined circumstances), redeemable 20 years after allotment, non-convertible with a redemption premium of 13% per annum compounded and subject to a fixed dividend of INR10 per annum per JKF Preference Share.

ASSETS ACQUIRED OR DISPOSED OF

The audited net profits (losses) before and after taxation and extraordinary items (“NPBTE” and “NPATE” respectively) of TII and JKF for the financial year ended 31 March 2005 was INR432,425 (approximately US$9,800 or HK$76,000) and INR398,425 (approximately US$9,000 or HK$70,000) respectively for TII; and INR101,115,604 (approximately US$2.3 million or HK$17.7 million) and INR93,165,604 (approximately US$2.1 million or HK$16.3 million) respectively. The audited NPBTE and the NPATE of TII and JKF for the financial year ended 31 March 2004 was INR425,145 (approximately US$9,500 or HK$74,000) and INR391,145 (approximately US$8,800 or HK$68,000) respectively for TII; and INR59,053,839 (approximately US$1.3 million or HK$10.3 million) and INR13,553,839 (approximately US$310,000 or HK$2.4 million) for JKF respectively.

The audited net asset value of TII and JKF as at 31 March 2005 was INR5,657,740,737 (approximately US$127.5 million or HK$989 million) and INR22,654,832 (approximately US$515,000 or HK$4 million) respectively.

The principal activities of both TII and JKF are the holding of investments in Hutchison Essar.

To the best of the knowledge of the Directors, each of Investco 1, Investco 1 Holdco, Investco 2 and Investco 2 Holdco has been acquired for the principal purpose of holding investments in TII and none of these companies has undertaken any other unrelated commercial activities.

FINANCIAL EFFECTS OF THE REORGANISATION

The Board has been advised and has concluded that Investco 1 and Investco 2 will be, and TII (together with the other JV Companies) and Hutchison Essar will continue to be, consolidated as subsidiaries of HTIL under both Hong Kong GAAP and US GAAP following the Reorganisation. With the exception of the increase in liabilities noted below, the Directors do not expect the Reorganisation to have any material adverse effect on the earnings, assets and liabilities of HTIL. It is anticipated that Investco 1 and Investco 2 will be consolidated into the accounts of HTIL which is expected to increase the liabilities of the HTIL Group for the financial year ending 31 December 2006 by approximately INR12,854 million (or approximately US$290 million or HK$2,247 million).

HTIL’S INTERESTS IN HUTCHISON ESSAR

Following the Reorganisation:

(i)	the HTIL Group will continue to hold, through wholly owned subsidiaries, an aggregate direct equity interest of 42.34% of Hutchison Essar and an additional indirect interest through the JV Companies, being non-wholly owned subsidiaries of HTIL, which hold an aggregate equity interest of 19.54% of Hutchison Essar; and

(ii)	of that 19.54%, Investco 2 and Investco 1, which are indirectly wholly owned by resident Indian citizens, will have an aggregate equity interest of 12.26% of Hutchison Essar.

Upon the Company exercising its right under the TII Shareholders’ Agreement to appoint one of the two directors that TII is entitled to appoint to the board of directors of Hutchison Essar (as described above), in conjunction with the Company’s current five directors of Hutchison Essar, the Company will have nominated six of the eleven directors on the board of Hutchison Essar.

INFORMATION ABOUT THE PARTIES

AGCo, Investco 1 Holdco and Investco 1 are all connected persons of HTIL by virtue of being associates of Mr. Asim Ghosh, a current director of Hutchison Essar. AGCo, Investco 1 Holdco and Investco 1 are all investment holding companies.

ASCo, Investco 2 Holdco and Investco 2 are all connected persons of HTIL by virtue of being associates of Mr. Analjit Singh who was a director of Hutchison Essar in the 12 months prior to the Reorganisation. ASCo, Investco 2 Holdco and Investco 2 are all investment holding companies.

Each of the KMCC Group and Komaf is a connected person of HTIL by virtue of being a substantial shareholder in JKF. The KMCC Group is a leading Indian financial services group specialising in banking, insurance, stock broking, mutual funds and investment banking and includes Kotak Mahindra Bank Limited, a bank listed on the stock exchanges of India. Komaf is an investment holding company.

REASONS FOR, AND THE BENEFITS OF, THE TRANSACTIONS

The new FDI Rules require the shareholders of Hutchison Essar to amend their holdings in order to be compliant. All the shareholders of Hutchison Essar have agreed to maintain the Minimum Indian Content in aggregate of 26% and accepted the need to reorganise their own holdings in order to continue to be compliant with the FDI Rules.

The HTIL Group has agreed to provide financial support to TII, Investco 1 and Investco 2 in return for the right to subscribe or acquire for TII Shares, shares in Investco 1, Investco 1 Holdco, Investco 2 and Investco 2 Holdco in the future.

The Board considers the Transactions to be in the interests of the Indian telecommunications operations of the HTIL Group. The Independent Board Committee has been formed to give an opinion to the Independent Shareholders in connection with the Transactions after taking into account the opinion to be issued by Somerley, the Independent Financial Adviser appointed to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Transactions are fair and reasonable and in the interests of HTIL and its shareholders as a whole.

GENERAL

The HTIL Group is a leading global provider of telecommunications services. The HTIL Group’s business is currently in nine markets around the world. It currently operates mobile and fixed telecom services in Hong Kong, and operates or is rolling out mobile services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia.

The Transactions constitute connected transactions for HTIL which are subject to the reporting, announcement and independent shareholders’ approval requirements of the Listing Rules.

HTIL has obtained a written approval of the Transactions from HTI and NBH, indirect wholly owned subsidiaries of HWL and holders of a total of 2,366,869,729 HTIL Shares (representing approximately 49.8% in nominal value of the securities giving the right to attend and vote at any general meeting of HTIL) and Cheung Kong Enterprises Limited, a wholly owned subsidiary of Cheung Kong (Holdings) Limited and holder of 23,689,889 HTIL Shares (representing approximately 0.498% in nominal value of the securities giving the right to attend and vote at any general meeting of HTIL), being a closely allied group of shareholders of HTIL. HTIL has applied to the Stock Exchange for a waiver from the requirement to hold a general meeting of the HTIL shareholders and permission for the independent shareholders’ approval of the Transactions to be given in writing.

A circular containing, among other things, further details of the Transactions, an opinion of the Independent Board Committee regarding the Transactions to the Independent Shareholders and a letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders is expected to be despatched to the HTIL shareholders as soon as reasonably practicable.

In the event the exercise of any of the Investco 1 Holdco Call Option, the Investco 1 Holdco Put Option, the Investco 1 Subscription Option, the Investco 1 TII Call Option, the Investco 1 TII Put Option, the Investco 2 Holdco Call Option, the Investco 2 Holdco Put Option, the Investco 2 Subscription Option, the TII Subscription Option, the Investco 2 TII Call Option and the Investco 2 TII Put Option will constitute a notifiable transaction for HTIL under the Listing Rules then applicable, HTIL will promptly comply with such of the requirements as may arise.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	(Alternate to Mr. Fok Kin-ning,Canning)
(Alternate to Mr. Dennis Pok Man Lui)	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff	Ms. NARDI, Kar Wai Agnes
(Alternate to Mr. Tim Pennington)	(Alternate to Mr. Frank John Sixt)

Mr. Naguib SAWIRIS
Mr. Aldo MAREUSE
Independent Non-executive Directors:	Mr. Martin MICHLMAYR
Mr. KWAN Kai Cheong	(Alternate to Mr. Naguib Sawiris)
Mr. John W. STANTON	Mr. Ragy Soliman
Mr. Kevin WESTLEY	(Alternate to Mr. Aldo Mareuse)

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

“AGCo”	Goldspot Mercantile Company Private Limited, an investment holding company incorporated in India that is wholly owned by Mr. Asim Ghosh, a resident Indian citizen and director of Hutchison Essar, and which holds all of the issued share capital of Investco 1 Holdco

“ASCo”	Scorpios Beverages Private Limited, an investment holding company incorporated in India that is wholly owned by Mr. Analjit Singh, a resident Indian citizen and former director of Hutchison Essar, and which holds all of the issued share capital of Investco 2 Holdco

“associate”	shall have the meaning ascribed to that expression in the Listing Rules

“ATIM”	Asian Telecommunication Investments (Mauritius) Limited, a company incorporated in Mauritius, and an indirect wholly owned subsidiary of the Company

“Board”	the board of Directors

“CGP”	CGP India Investments Limited, a company incorporated in Mauritius, and an indirect wholly owned subsidiary of the Company

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of the Company

the “Company” or “HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“FDI Rules”	rules governing foreign direct investment in mobile telecommunications operators in India

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong GAAP”	the generally accepted accounting principles in Hong Kong

“HTIL Group”	HTIL and its subsidiaries

“HTIL Shares”	ordinary shares in the capital of HTIL with a nominal value of HK$0.25 each

“Hutchison Essar”	Hutchison Essar Limited, a company incorporated in India and a non-wholly owned subsidiary of the Company that is an Indian mobile telecommunications operator of the HTIL Group and the holding company of the six other Indian mobile telecommunications operators of the HTIL Group

“Independent Board Committee”	an independent committee of the Board, comprising all the independent non-executive Directors, Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, established to give an opinion in relation to the terms of the Transactions to the Independent Shareholders

“Independent Shareholders”	shareholders of HTIL who do not have any material interests in the Transactions other than by virtue of their shareholding in HTIL

“Investco 1”	Centrino Trading Company Private Limited, an investment holding company incorporated in India that is wholly owned by Investco 1 Holdco

“Investco 1 Holdco”	Plustech Mercantile Company Private Limited, an investment holding company incorporated in India that is wholly owned by AGCo, and which holds all of the issued share capital of Investco 1

“Investco 1 Holdco Call Option”	a call option pursuant to which the HTIL Group may purchase all of the shares of Investco 1 Holdco held by AGCo

“Investco 1 Holdco Put Option”	a put option pursuant to which AGCo may require the HTIL Group to purchase all of the shares of Investco 1 Holdco held by AGCo

“Investco 1 Lender”	the lender in respect of the Investco 1 Term Loan Facility, being a financial institution independent of HTIL

“Investco 1 SBLC”	the US$124.5 million (or approximately HK$966 million) standby letter of credit issued by the Investco 1 SBLC Issuer on 24 February 2006 to the Investco 1 Lender under the Investco 1 SBLC Facility

“Investco 1 SBLC Facility”	the US$124.5 million (or approximately HK$966 million) SBLC facility provided by the Investco 1 SBLC Issuer to HTIL pursuant to the US$124.5 million (or approximately HK$966 million) SBLC facility agreement dated 24 February 2006 between the Investco 1 SBLC Issuer and HTIL

“Investco 1 SBLC Issuer”	the issuer of the Investco 1 SBLC, being a financial institution independent of HTIL

“Investco 1 Subscription”	the subscription by Investco 1 of 1,275,426 shares of TII Shares representing 23.97% of the enlarged issued ordinary share capital of TII

“Investco 1 Subscription Option”	a right to subscribe at par value for new shares of Investco 1 representing up to 97.5% of the enlarged issued share capital of Investco 1, subject to certain adjustments

“Investco 1 Subscription Shares”	the shares of Investco 1 issuable under the Investco 1 Subscription Option

“Investco 1 Term Loan”	the INR4,898,579,655 (or approximately US$110,360,000 or HK$856,395,000) term loan made to Investco 1 by Investco 1 Lender

“Investco 1 Term Loan Facility”	the INR4,898,579,655 (or approximately US$110,360,000 or HK$856,395,000) term loan facility made available to Investco 1 by Investco 1 Lender

“Investco 1 TII Call Option”	a call option pursuant to which the HTIL Group may purchase all of the TII Shares held by Investco 1

“Investco 1 TII Put Option”	a put option pursuant to which Investco 1 may require the HTIL Group to purchase all of the TII Shares held by Investco 1

“Investco 2”	ND Callus Info Services Private Limited, an investment holding company incorporated in India that is wholly owned by Investco 2 Holdco

“Investco 2 Acquisition”	the acquisition by Investco 2 of 2,063,250 TII Shares from the Kotak Group

“Investco 2 Holdco”	MV Healthcare Services Private Limited, an investment holding company incorporated in India that is wholly owned by ASCo, and which holds all of the issued share capital of Investco 2

“Investco 2 Holdco Call Option”	a call option granted by ASCo pursuant to which the HTIL Group may purchase all of the shares of Investco 2 Holdco held by ASCo

“Investco 2 Holdco Put Option”	a put option granted by the HTIL Group pursuant to which ASCo may require the HTIL Group to purchase all of the shares of Investco 2 Holdco held by ASCo

“Investco 2 Lender”	the lender in respect of the Investco 2 Term Loan Facility, being a financial institution independent of HTIL

“Investco 2 SBLC”	the US$200 million (or approximately HK$1,552 million) standby letter of credit issued by the Investco 2 SBLC Issuer on 24 February 2006 to the Investco 2 Lender under the Investco 2 SBLC Facility

“Investco 2 SBLC Facility”	the US$200 million (or approximately HK$1,552 million) SBLC facility provided by the Investco 2 SBLC Issuer to HTIL pursuant to the US$200 million SBLC facility agreement dated 24 February 2006 between the Investco 2 SBLC Issuer and HTIL

“Investco 2 SBLC Issuer”	the issuer of the Investco 2 SBLC, being a financial institution independent of HTIL

“Investco 2 Subscription Option”	a right to subscribe at par value for new shares of Investco 2 representing up to 97% of the enlarged issued share capital of Investco 2, subject to certain adjustments

“Investco 2 Subscription Shares”	the shares of Investco 2 issuable under the Investco 2 Subscription Option

“Investco 2 Term Loan”	the INR7,924,411,516 (or approximately US$178,529,000 or HK$1,385,387,000) term loan made to Investco 2 by Investco 2 Lender

“Investco 2 Term Loan Facility”	the INR7,924,411,516 (or approximately US$178,529,000 or HK$1,385,387,000) term loan facility made available to Investco 2 by Investco 2 Lender

“Investco 2 TII Call Option”	a call option granted by Investco 2 pursuant to which the HTIL Group may purchase all of the TII Shares held by Investco 2

“Investco 2 TII Put Option”	a put option granted by the HTIL Group pursuant to which Investco 2 may require the HTIL Group to purchase all of the TII Shares held by Investco 2

“JKF”	Jaykay Finholding (India) Private Limited, a company incorporated in India and a JV Company

“JKF Acquisition”	the acquisition by TII of an aggregate of 1,344,000 JKF Ordinary Shares representing as to 36% and 28% of JKF’s issued ordinary share capital from the KMCC Group and Komaf respectively

“JKF Ordinary Share(s)”	ordinary shares of par value INR10 in the share capital of JKF

“JKF Preference Shares”	preference shares of par value INR1,000,000 each in the share capital of JKF issued to CGP that are non-voting (except in limited defined circumstances), redeemable 20 years after allotment, non-convertible with a redemption premium of 13% per annum compounded and subject to a fixed dividend of INR10 per annum per share

“JKF Preference Share Subscription”	the subscription of 7,500 JKF Preference Shares by CGP and more particularly described in the section headed “JKF Preference Share Subscription” above

“JV Companies”	TII, JKF, UMTI and Telematics, being entities that, directly or indirectly, hold equity interests in Hutchison Essar and that prior to the JV Companies Transactions were joint ventures between the Kotak Group and the HTIL Group and accounted for as subsidiaries of HTIL, and a JV Company means any of them

“JV Companies Transactions”	collectively, the JKF Acquisition, the UMTI Acquisition and the Telematics Acquisition

“KMCC”	Kotak Mahindra Capital Company Limited, a company incorporated in India

“KMCC Group”	KMCC and its subsidiaries and associates

“Komaf”	Komaf Enterprises Limited, a company incorporated in India

“Kotak Group”	the KMCC Group and Komaf

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange of Hong Kong

“Minimum Indian Content”	the requirement under the new FDI Rules for Indian telecommunications operators to have at least 26% of their issued shares held directly or indirectly by resident Indian citizens

“Reorganisation”	the reorganisation of the interests in and of the JV Companies as a result of the Investco 2 Acquisition, the Investco 1 Subscription and the JV Companies Transactions

“Somerley”	Somerley Limited, a licensed corporation under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Transactions

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	shall have the meaning ascribed to it in the Listing Rules

“Telematics”	Usha Martin Telematics Limited, a company incorporated in India and a JV Company

“Telematics Acquisition”	the acquisition by UMTI from the HTIL Group of 7,945,895 shares of INR10 each of Telematics representing 49% of the issued share capital of Telematics

“TII”	Telecom Investments India Private Ltd, a company incorporated in India and a JV Company

“TII Preference Shares”	preference shares of par value INR1,000,000 each in the share capital of TII that are non-voting (except in limited defined circumstances), redeemable 20 years after allotment, non-convertible with a redemption premium of 13% per annum compounded and subject to a fixed dividend of INR10 per annum per share

“TII Shares”	ordinary shares of par value INR10 each in the share capital of TII

“TII Shareholders’ Agreement”	a shareholders’ agreement entered into among CGP, Investco 1, Investco 2 and TII in respect of TII at completion of the Reorganisation

“TII Subscription Option”	a right to subscribe for new TII Shares representing up to 25% of the enlarged issued ordinary share capital of TII

“Transactions”	collectively, the JKF Acquisition, Investco 1 Subscription; the provision of financial assistance by HTIL to Investco 1 by requesting the issue of the Investco 1 SBLC; the provision of financial assistance by HTIL to Investco 2 by requesting the issue of the Investco 2 SBLC; the grant and exercise of the Investco 1 Holdco Call Option, the Investco 1 Holdco Put Option, the Investco 1 Subscription Option, the Investco 1 TII Call Option, the Investco 1 TII Put Option, the Investco 2 Holdco Call Option, the Investco 2 Holdco Put Option, the Investco 2 Subscription Option, the TII Subscription Option, the Investco 2 TII Call Option and the Investco 2 TII Put Option

“UMTI”	UMT Investments Limited, a company incorporated in India and a JV Company

“UMTI Acquisition”	the acquisition by JKF from the HTIL Group of 4,074,015 shares of INR10 each of UMTI representing 49% of the issued share capital of UMTI

“US GAAP”	the generally accepted accounting principles in the United States of America

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR”	Indian Rupees, the lawful currency of India

“US$”	United States dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, exchange rates of HK$1.00 to INR5.72 and HK$7.76 to US$1.00 are adopted.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 1 March 2006

Exhibit 1.2

HUTCHISON TELECOM REORGANISES INDIA JOINT VENTURE COMPANIES

HONG KONG, 2 March 2006 - Hutchison Telecommunications International Limited (“Hutchison Telecom”: SEHK: 2332, NYSE: HTX) announced today that it is simplifying the shareholding structure of its joint venture companies with the Kotak Group (“JV Companies”), which hold approximately 19.5% equity interest in Hutchison Essar Limited (“Hutchison Essar”).

The simplified structure is an important step to prepare for a potential listing of Hutchison Essar and conforms to India’s new regulations on foreign direct investment in mobile telecommunications operators in India. The reorganisation also takes place following the Kotak Group’s decision to dispose of its indirect interest in Hutchison Essar.

The key aspects of the reorganisation are:

•	Mr Analjit Singh has rejoined Hutchison Essar as a partner by acquiring the Kotak Group’s indirect stake in Hutchison Essar. Mr Singh, the founder and former Chairman of Hutchison Max, is a pioneer in Indian mobile telephony.

•	Mr Asim Ghosh, Managing Director of Hutchison Essar, has been offered and has accepted an opportunity to become an indirect shareholder through an investment in one of the JV Companies.

•	The JV Companies are reorganising their aggregate ownership of the approximate 19.5% interest in Hutchison Essar, leading to one joint venture company (“JV Company”) indirectly owning all 19.5% interest in Hutchison Essar. Following the reorganisation, Hutchison Telecom owns 37% of the JV Company, Messrs Singh’s and Ghosh’s companies own 39% and 24% respectively of the JV Company.

•	Hutchison Telecom has established a close strategic partnership with Messrs Singh’s and Ghosh’s companies and has certain rights to invest in those companies in the future subject to certain conditions.

•	Hutchison Telecom nominates up to six of Hutchison Essar’s 11 directors, compared with five previously.

Mr Canning Fok, Chairman of Hutchison Telecom, said: “I am delighted that Analjit Singh as the original founder has once again decided to invest in the company at such an exciting stage of development for Hutchison Essar.”

“I am also delighted to welcome Asim Ghosh now as a shareholder as well as the Managing Director of Hutchison Essar. Asim has built this business as one of the leading mobile operators in India. It is only fitting that Asim continues and extends his involvement through this investment,” Mr Fok added.

“It has been a privilege to work with the Kotak Group over these last eight years, and I would like to thank Uday Kotak, Kotak Group’s Executive Vice Chairman and Managing Director, for being a supportive partner in building the business,” Mr Fok said.

- END -

For further information, please contact:

Mickey Shiu

Hutchison Telecom

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Group”) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunications services in Hong Kong, and operates or is rolling out mobile telecommunications services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”.

Hutchison Telecom is a listed company with American depositary shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332”. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information, see www.htil.com.

About Hutchison Essar Limited

Hutchison Essar Limited (“Hutchison Essar” or “the Company”) is one of the most reputed telecom companies in India. Following its recent acquisition of BPL Mobile Cellular Limited, Hutchison Essar had approximately 13 million* customers at the beginning of 2006 and operates in 16 service circles including all major cities in India. Over the years, the Company has been named the ‘Most Respected Telecom Company’, the ‘Best Mobile Service in the Country’, and the ‘Most Creative and Most Effective Advertiser of the Year’.

*Source:	Cellular Operators Association of India

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecommunications International Limited’s (‘the Company’) beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Disclaimer

This press release is not an offer for sale within the United States of any equity shares or any other security of Hutchison Essar Limited. Neither the equity shares nor any other securities of Hutchison Essar Limited have been or will be registered under the U.S. Securities Act of 1933, as amended, and, may not be offered or sold in the United States absent registration under U.S. securities laws or an available exemption from registration under such laws. No public offering of the equity shares or any other security of Hutchison Essar Limited will be made in the United States.